8/5


03029087

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Consolidated Global Cable Systems

*CURRENT ADDRESS



PROCESSED
AUG 12 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2306 FISCAL YEAR 2-28-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 8/6/03

Consolidated Financial Statements of

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Years ended February 28, 2003 and 2002



KPMG LLP
Chartered Accountants
Box 10426, 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Consolidated Global Cable Systems, Inc. as at February 28, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving effect to the change in the method of accounting for stock-based compensation as explained in note 2(c) to the consolidated financial statements, on a consistent basis.

KPMG LLP

Chartered Accountants

Vancouver, Canada
June 18, 2003



CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Balance Sheets

February 28, 2003 and 2002

		2003		2002
Assets				
Current assets:				
Cash	$	1,138	$	47,758
Accounts receivable		1,648		1,665
		2,786		49,423
Cable distribution licences (note 3)		1		1
	$	2,787	$	49,424
Liabilities and Shareholders' Deficiency				
Current liabilities:				
Accounts payable and accrued liabilities	$	30,668	$	19,111
Due to related parties (note 5)		322,494		189,859
		353,162		208,970
Shareholders' deficiency:				
Share capital (note 6)		7,113,503		7,113,503
Deficit		(7,463,878)		(7,273,049)
		(350,375)		(159,546)
	$	2,787	$	49,424

Going concern (note 1)
Commitments and contingencies (notes 4 and 7)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

_________________________ Director

_________________________ Director

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Operations and Deficit

Years ended February 28, 2003 and 2002

	2003	2002
Administrative expenses:		
Consulting (note 5)	$ 18,000	$ 34,175
Filing fees	5,220	4,490
Management fees (note 5)	45,075	46,515
Miscellaneous	461	2,281
Office	46,709	62,438
Printing	419	441
Professional fees	44,952	20,683
Transfer agent	3,751	3,159
Travel and entertainment (note 5)	26,242	6,906
Loss for the year	(190,829)	(181,088)
Deficit, beginning of year	(7,273,049)	(7,091,961)
Deficit, end of year	$ (7,463,878)	$ (7,273,049)
Loss per share (note 6(e))	$ (0.08)	$ (0.09)

See accompanying notes to consolidated financial statements.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Cash Flows

Years ended February 28, 2003 and 2002

	2003	2002
Cash provided by (used in):		
Operations:		
Loss for the year	$ (190,829)	$ (181,088)
Changes in non-cash operating working capital:		
Accounts receivable	17	1,715
Accounts payable and accrued liabilities	11,557	(17,917)
	(179,255)	(197,290)
Financing:		
Due to related parties	132,635	51,152
Issuance of shares	-	138,290
	132,635	189,442
Decrease in cash	(46,620)	(7,848)
Cash, beginning of year	47,758	55,606
Cash, end of year	$ 1,138	$ 47,758
Supplementary cash flow information:		
Interest paid	$ -	$ -
Income taxes paid	-	-

See accompanying notes to consolidated financial statements.

1. Going concern:

Consolidated Global Cable Systems, Inc. (the "Company") was incorporated under the Company Act (British Columbia). Its primary business activity has been the development of cable distribution licence opportunities in Eastern Europe, primarily Bulgaria (note 3). The Company is currently investigating opportunities in other industries and other regions. On August 25, 2001, the Company was designated inactive by the TSX Venture Exchange (the "Exchange") for not meeting the minimum maintenance requirements of the Exchange.

To February 28, 2003, the Company has generated no revenues and has incurred significant operating losses. At February 28, 2003, the Company had a working capital deficiency and a shareholders' deficiency of approximately $350,000 (2002 - $160,000). These financial statements have been prepared on the going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The operations of the Company have been primarily funded by the issuance of share capital, advances from related parties, and the deferral of payment of consulting and management fees to related parties. The continuing operations of the Company are dependent on its ability to receive continued financial support from related parties, complete sufficient public equity financing, and, ultimately, to generate profitable operations. Failing to continue as a going concern would require that assets and liabilities be presented on a liquidation basis, which values would differ materially from a going concern basis.

2. Significant accounting policies:

(a) Basis of presentation:

These financial statements include the accounts of the Company and its wholly owned British Columbia and Bulgarian subsidiaries.

(b) Cable distribution licences:

Cable distribution licences, which were acquired from arm's-length parties, are initially recorded at cost and amortized over the remaining term of the licences, beginning in the year that cable operations commence. Costs incurred to develop new licences are expensed as incurred. Management reviews the underlying value of the cable licences on an on going basis and records provisions when this value is less than the book value recorded in the accounts. The Company wrote down the licences to a nominal amount in a prior fiscal year.

2. Significant accounting policies (continued):

(c) Stock-based compensation:

The Company grants stock options under Exchange rules.

Effective March 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new handbook section 3870, "*Stock-Based Compensation and Other Stock-Based Payments*". Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after March 1, 2002, are accounted for using the fair value based method. No compensation cost is required to be recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The adoption of this new standard has resulted in no changes to amounts previously reported.

Prior to this change, no compensation expense was recorded at the time options were granted, when the options were granted at market prices. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

(d) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(e) Loss per share:

Loss per share is calculated using the weighted average number of shares outstanding during the year (note 6(e)). Diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

(f) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the collectability of advances and the recoverability of costs relating to cable distribution licences. Actual results could differ from those estimates.

2. Significant accounting policies (continued):

(g) Foreign currency translation:

Transactions of the Company and its subsidiaries that are denominated in foreign currencies are recorded in Canadian dollars at exchange rates in effect at the related transaction dates. Monetary assets and liabilities denominated in foreign currencies are adjusted to reflect exchange rates at the balance sheet date. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of operations for the year.

(h) Financial instruments:

The fair values of cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of the instruments. It is not practicable to determine the fair value of amounts due to related parties due to their related party nature and the absence of a market for such amounts.

(i) Comparative figures:

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted for the current year.

3. Cable distribution licences:

On December 8, 1994, the Company acquired, from Globo, Ltd. ("Globo"), a 76% interest in a company which holds cable distribution licences for fourteen cities in Bulgaria, including Sofia. During 1996, the Company entered into an agreement in principle to transfer its interest in these licences to a newly formed joint venture (note 7), which transfer has not yet occurred.

During 1995, the Company entered into an agreement to purchase 100% of Union Television Ltd. ("Union") which owns cable distribution licences in fourteen cities in Bulgaria, including Plovdiv. Pursuant to the agreement, the Company is required to obtain funding to develop and operate cable systems under these licences. To February 29, 2000, the Company had not yet completed the purchase but had advanced $387,430 under this agreement, which amount was classified as advances on cable distribution licences.

The Company has also incurred substantial expenditures with respect to the potential acquisition of cable distribution licences in Bulgaria and in Slovakia. The Company has received a ten year licence expiring on February 16, 2004 for the construction and use of a cable distribution system for radio and television signals for the City of Veliko Tarnovo, Bulgaria. The licence for the City of Veliko Tarnova was recorded at a nominal amount. No licences have yet been obtained in Slovakia. The cumulative expenses incurred to February 29, 2000 in pursuit of licences in Bulgaria and Slovakia are as follows:

3. Cable distribution licences (continued):

Bulgaria:	
Consulting fees	$ 1,569,511
Travel and entertainment	1,686,459
Office and equipment	245,786
Professional fees	516,552
Salaries	167,889
	4,186,197
Slovakia:	
Travel and entertainment	163,461
Office and equipment	27,398
Consulting fees	44,554
Professional fees	10,485
	245,898
	$ 4,432,095

Due to the inactivity of the agreements with Globo and Union, and the uncertainty of recoverability of the deferred costs on the licences, the Company wrote down the cable distribution licences to a nominal amount in fiscal 1999 and wrote off the advances on cable distribution licences in fiscal 2000. No further expenses have been incurred on the licenses since February 29, 2000.

4. Advances on partnership agreement:

On September 20, 1996, the Company entered into an agreement, subject to regulatory approval, to form a partnership with Boston Telecommunications Group, Inc. (the "Boston Group"), a Delaware corporation, to develop the Company's cable television project in Bulgaria.

Under the terms of the partnership agreement, the Company and the Boston Group were to be equal partners in the partnership, with the Boston Group agreeing to provide US$250,000 in cash to the Company (which sum has been advanced) and assume the obligation of the Company to pay US$2 million to Intergroup Bulgaria Ad for the purchase of Union Television Ltd. (note 3), as announced April 17, 1996. Of the purchase price, US$200,000 has been paid by the Boston Group.

The Boston Group had advanced an additional US$250,000 to the Company prior to acceptance for filing of the partnership agreement by the Exchange. If the partnership agreement is not completed as proposed, the amounts advanced to date by the Boston Group have no specific terms of repayment.

This agreement has been inactive since 1997.

Based on the inactivity of this agreement and the agreements regarding the cable distribution licences (note 3), and a legal opinion by the Company's solicitor in this matter, during fiscal 2000, the Company wrote-off the advances on partnership agreement in connection with the write-off of the advances on the related cable distribution licences.

4. Advances on partnership agreement (continued):

In December 2002, the Company was named as a defendant in a lawsuit initiated by the Boston Group in the Federal Court for the District of San Francisco in the State of California (the "Court") in connection with the US$500,000 advanced to the Company by the Boston Group under the above partnership agreement, amongst other matters. On June 6, 2003, the actions against the Company were dismissed by the Court in favour of arbitration under the terms of the partnership agreement. As of June 18, 2003, the Boston Group has not notified the Company of its intentions to file for arbitration.

5. Due to related parties:

The Company was charged management fees of $45,075 (2002 - $46,515) by an officer and director and consulting fees of $18,000 (2002 - $18,000) were paid to another officer and director during fiscal 2003. In addition, the Company reimbursed a director and officer for travel and other expenses incurred on behalf of the Company in the amount of $26,242 (2002 - $6,906) during fiscal 2003.

Amounts due to related parties are non-interest bearing and without specific terms of repayment.

6. Share capital:

(a) Authorized:

100,000,000 shares without par value

(b) Issued and outstanding:

	Number of shares	Amount
Balance, February 28, 2001	1,870,341	$ 6,975,213
Issued during the year:		
By way of a private placement	322,580	100,000
On exercise of options (note 6(d))	109,400	38,290
Balance, February 28, 2002 and 2003	2,302,321	$ 7,113,503

During fiscal 2002, the Company issued 322,580 units by way of a private placement at $0.31 per unit. Each unit consisted of one common share and one share purchase warrant exercisable at $0.41 for two years.

6. Share capital (continued):

(c) Share purchase warrants:

The continuity of share purchase warrants for fiscal 2003 and 2002 is as follows:

Expiry date	Exercise price	Balance February 28, 2002	Issued	Exercised	Expired	Balance February 28, 2003
March 2, 2002	$ 1.10	200,000	-	-	(200,000)	-
November 28, 2003	$ 0.41	322,580	-	-	-	322,580
		522,580	-	-	(200,000)	322,580
Weighted average exercise price		$ 0.67	-	-	$ 1.10	$ 0.41

Expiry date	Exercise price	Balance February 28, 2001	Issued	Exercised	Expired	Balance February 28, 2002
March 2, 2002	$ 1.10	200,000	-	-	-	200,000
November 28, 2003	$ 0.41	-	322,580	-	-	322,580
		200,000	322,580	-	-	522,580
Weighted average exercise price		$ 1.10	$ 0.41	-	-	$ 0.67

(d) Stock options:

Pursuant to the policies of the Exchange, the Company may grant incentive stock options to its officers, directors, employees and consultants. Exchange policies permit the Company's directors to grant incentive stock options for the purchase of shares of the Company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual. The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the closing price of the Company's shares on the day immediately preceding the date on which the option is granted and publicly announced, and may not otherwise be less than $0.10 per share. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of options is made at the time of granting of the options at the discretion of the board of directors. Once approved and vested, options are exercisable at any time.

6. Share capital (continued):

(d) Stock options (continued):

The Company did not grant any stock options during the year ended February 28, 2003.

The continuity of the Company's stock options for the year ended February 28, 2002 is as follows:

Expiry date	Exercise price	Balance February 28, 2001	Granted	Exercised	Expired/ cancelled	Balance February 28, 2002
February 8, 2002	$ 0.35	109,400	-	(109,400)	-	-
Weighted average exercise price		$ 0.35	-	$ 0.35	-	$ -

(e) Loss per share:

(*i*) Basic:

	2003			2002		
	Loss available to shareholders	Weighted average shares outstanding	Per share amounts	Loss available to shareholders	Weighted average shares outstanding	Per share amounts
Calculation of basic loss per share	$ 190,829	2,302,321	$ 0.08	$ 181,088	2,015,505	$ 0.09

(*ii*) Diluted:

The effect of dilutive securities on basic loss per share has not been presented as the effect is anti-dilutive. However, if diluted loss per share had been presented, for the year ended February 28, 2003, nil options (2002 - nil options) and 322,580 warrants (2002 – 522,580) would not have been included in the calculation of weighted average common shares outstanding for purposes of diluted per share amounts, as the exercise prices exceeded the average market price for the year.

7. Commitments and contingencies:

(a) On August 31, 1995, the Company entered into an agreement with United & Phillips Communications BV ("UPC"), Tevel Israel International Communications Ltd. ("Tevel") and Bezeq Israel Telecommunications Company Ltd. ("Bezeq") for the formation of a joint venture (the "Joint Venture") to develop, initially, cable television distribution systems in Bulgaria, and possibly other telecommunications projects at a later date. All parties have agreed to transfer their existing telecommunications activities in Bulgaria to the Joint Venture, such activities to include television and radio broadcast (which includes cable television, Multipoint Multichannel Distribution Systems and off-air television), local telephony (via cable, fibre-optic lines or other hard wiring), cellular telephony, paging and Personal Communications Systems. The Company is to contribute its interest in the cable distribution licences referenced in note 3 in exchange for a 16% interest in the Joint Venture. The Company may, under certain conditions, increase its interest in the joint venture to 23.6% for no additional consideration.

To date, the Company has received advances of US$100,000 from each of UPC and Tevel with these funds having been applied towards the development of the cable television opportunity in Bulgaria. These amounts will be applied towards UPC's and Tevel's equity participation in Bulgaria under the terms of the joint venture agreement referenced above. Accordingly, the Company has treated these amounts as a reimbursement of licence acquisition expenditures. Under the terms of the Agreement, both UPC and Tevel may withdraw from the Joint Venture under certain conditions. If either UPC or Tevel elect to withdraw from the Joint Venture, the amount received from such withdrawing party is to be considered a loan to the Joint Venture and the Company remains contingently liable to repay such amounts to either UPC or Tevel in the event the Joint Venture is unable to repay.

The agreement has been inactive since 1997.

(b) The Company has entered into a verbal understanding to pay a third party approximately US$350,000 for services performed when, and if, the third party is able to secure additional financing for the Bulgarian cable television project.

8. Income taxes:

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected B.C. statutory corporate income tax expense (recovery) relates to losses not recognized.

The significant components of the Company's future income tax assets and liabilities are as follows:

	2003	2002
Future income tax assets:		
Cable distribution licences	$ 1,805,000	$ 1,805,000
Losses carried forward	293,000	305,000
Total future income tax assets	2,098,000	2,110,000
Valuation allowance	(2,098,000)	(2,110,000)
	$ -	$ -

At February 28, 2002, the Company has Canadian operating losses of approximately $821,000 that expire at various dates to 2009 and approximately $4,823,000 of cable distribution licence costs in Bulgaria available until the licence term expires in 2004. The Company also has approximately $246,000 of cable distribution licence costs in Slovakia for which no licences have been obtained.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Breakdown of Office Expense for the year ended February 28, 2003:

Office rent	$ 36,885
Telephone	6,608
Office supplies	2,822
Postage and mailing	394
	$ 46,709

2. See Note 5 of the attached audited financial statements for the year ended February 28, 2003.

3. a) Summary of securities issued during the period: NIL

   b) Summary of stock options granted during the period: NIL

4. a) See Note 6 to the attached audited financial statements for the year ended February 28, 2003.

   b) See Note 6 to the attached audited financial statements for the year ended February 28, 2003.

   c) See Note 6 to the attached audited financial statements for the year ended February 28, 2003.

   d) There are no shares held in escrow.

5. Directors and Officers as at July 17, 2003:
   George A. Mainas – Director and President
   Stuart Rogers – Director
   Craig Thomas - Director
   C. Hugh Maddin – Director
   Tracy Ring – Secretary

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED FEBRUARY 28, 2003

During the period under review, Consolidated Global Cable Systems, Inc. (the "Company") continued to pursue potential investment opportunities in the high technology and telecommunications field on an international basis.

On October 26, 2001 the Company entered into a standstill agreement with Enercon Technologies, Inc. ("Enercon"). Enercon is a Nevada registered company with its principal place of business in London, U.K. Enercon has the right to acquire patented technology for converting all forms of waste plastic (including PVC) into gasoline and diesel fuels.

Pursuant to the terms of the standstill agreement, the Company and Enercon had 60 days to complete their due diligence review and investigation of each others business affairs. During this standstill period, Enercon and the Company agreed to refrain from seeking or entertaining any other offers to acquire interests in their respective companies.

On January 16, 2002 the Company announced that the standstill agreement with Enercon had expired with no agreement having been reached. The Company continued its discussions with Enercon after that date, while continuing to investigate other opportunities. All discussions with Enercon were subsequently terminated as of July 1, 2002.

Debt Settlement

On August 8, 2002 the Company announced that it had reached agreement to settle $248,313 of debt through the issuance of 1,000,000 shares at a deemed price of $0.248 per share, subject to acceptance for filing by the TSX Venture Exchange. This debt settlement was not accepted by the TSX Venture Exchange and was subsequently withdrawn.

Proposed RTO of the Mungana Project, Australia

On February 12, 2003 trading in the shares of the Company was halted for the announcement of an agreement to acquire certain mineral property assets (the "Mungana Project") currently owned by Queensland Epithermal Minerals Limited ("QEM"), a private company incorporated in Australia. The Mungana project encompasses 167 square kilometers in four exploration tenements and an additional 211 square kilometers in registered tenement applications west of Cairns in northern Queensland, Australia. Acquisition of the Mungana project would have constituted a reverse-takeover ("RTO") under the policies of the TSX Venture Exchange.

To complete the acquisition, GCS intended to implement a one for two (1:2) share consolidation and issue 4,250,000 post consolidation common shares to the shareholders of QEM in exchange for the Mungana project. As a condition of closing of the RTO, GCS was required to complete an equity financing of $1,350,000 to fund exploration of the Mungana project. First Associates Investment Inc., an Exchange member brokerage firm, had agreed, subject to satisfactory completion of its due diligence, to serve as sponsor of the RTO and act as agent for the proposed equity offering to provide the required funding for closing of the RTO and exploration of the Mungana project.

Concurrent with the announcement of the RTO, Mr. Craig Thomas agreed to become a director of the Company. Mr. Thomas is a corporate lawyer with experience in the mining industry as a director and advisor to various mining companies.

On July 11, 2003, the Company was notified by QEM of the termination of the proposed acquisition from QEM of the Mungana project.

The Company intends to apply to have its listing transferred to the proposed new Inactive Board of the TSX Venture Exchange, the creation of which was announced in an Exchange Bulletin dated May 23, 2003, The Inactive Board is subject to regulatory approval and is currently expected to be operational no earlier than August 18, 2003. The Company will remain halted until such time that it is accepted for trading on the Inactive Board.

Results of Operations

Consulting fees of $18,000 incurred during the year ended February 28, 2003 was reduced from the $34,175 incurred during the year ended February 28, 2002 with $18,000 of this amount accrued to a director of the Company in both years for provision of ongoing accounting, regulatory filing and administrative services. The remaining $16,175 incurred during the year ended February 28, 2002 was for consulting fees incurred for due diligence on potential projects. Management fees of $45,075 incurred during the year ended February 28, 2003 (at the rate of US$2,500 per month) were relatively unchanged from the same period a year prior (2002 - $46,515), with the decrease due to an increase in the value of the Canadian dollar compared to the U.S. dollar during the current fiscal year.

During the year ended February 28, 2003 office expenses were reduced to $46,709 from the $62,438 incurred during the same period a year prior primarily due to a reduction in secretarial and administrative expenses in the Company's office in California.

Printing expense of $419 was incurred during the year ended February 28, 2003, as compared to $441 incurred during the same period a year prior for printing of shareholder materials.

Filing fees of $5,220 incurred during the year ended February 28, 2003 was increased from the $4,490 incurred during the prior fiscal year due to increases in listing and filing fees charged by the regulatory authorities during the current year.

Professional fees increased from the $20,683 incurred during the year ended February 28, 2002 to $44,952 during the current fiscal ended February 28, 2003. The increase in professional fees was primarily due to costs incurred to defend a legal proceeding commenced against the Company in the Federal Court for the District of San Francisco, CA by the Boston Group with respect to funds advanced to the Company in 1996 under the terms of a partnership agreement between the parties. This action was dismissed by the court on June 6, 2003.

Transfer agent fees of $3,751 incurred during the year ended February 28, 2003 were increased slightly from the $3,159 incurred during the same period a year prior.

During the year ended February 28, 2003 the Company incurred travel expenses of $26,242 for review of potential projects, as compared to $6,906 incurred during the same period a year prior for the same purpose.

As a result of slight increases in various categories of expenditure, as outlined above, the Company's loss for the year ended February 28, 2003 increased to $190,829 from the $181,088 incurred during the year ended February 28, 2003.

Liquidity and Capital Resources

At February 28, 2003 the Company had negative working capital of $(350,376) and cash on hand of $1,138. This compares to negative working capital of $(159,547) and cash of $47,758 at the prior year-end of February 28, 2002.

Cash decreased by $46,620 during the year ended February 28, 2003. The decrease in cash was the result of negative cash flow from operations of $(179,255), offset by an increase in the amount due to related parties of $132,635.

Cash flow to date has not satisfied the Company's operational requirements. The development of the Company may in the future depend on the Company's ability to obtain additional financings. In the past, the Company has relied on the sale of equity securities and advances from related parties to meet its cash requirements. Future developments will depend on the Company's ability to obtain financing through joint venturing of projects, debt financing, equity financing or other means. There can be no assurance that the Company will be successful in obtaining any such financing or in joint venturing its projects.

Other Matters

No investor relations activities were undertaken during the period.